Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Ratification of the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Article 157, paragraph 4 of Law No. 6.404/76, under CVM Instruction No. 358/02 and in addition to the Material Facts of December 20, 2017 and December 29, 2017, hereby informs its shareholders and the market in general that, on this date, the Judge of the 7th Corporate Court of the Capital District of the State of Rio de Janeiro granted the judicial reorganization of the Company and its subsidiaries Oi Móvel S.A. - In Judicial Reorganization, Telemar Norte Leste S.A. - In Judicial Reorganization, Copart 4 Participações S.A. - In Judicial Reorganization, Copart 5 Participações S.A. - In Judicial Reorganization, Portugal Telecom International Finance BV - In Judicial Reorganization and Oi Brazil Holdings Coöperatief UA - In Judicial Reorganization (collectively, the “Entities Under Reorganization”), and ratified the Judicial Reorganization Plan (the “Plan”), with the following exceptions: “a) Section 11 of the Annex (titled Subscription and Commitment Agreement of the Judicial Reorganization Plan), with respect to the ability of the Entities Under Reorganization to make reimbursement of expenses incurred by creditors in the search for payment of their credits, is invalid; b) the conditions set forth in item 5 of the same Annex, which provide for the payment of a commitment fee, must be extended to all creditors under the same conditions.”

The decision also addressed the call for an Extraordinary General Shareholders Meeting to deliberate on matters that impact the Plan, clarifying the following: “I consider, however, that the pertinent amendments, including to the company’s bylaws, that were approved in the Judicial Reorganization Plan preclude the Extraordinary General Shareholders Meeting and may be carried out by the company’s management bodies, based on the authorization of the creditors’ meeting, as provided for in the Brazilian Reorganization and Bankruptcy Law, which is a special law in relation to the Brazilian Corporations Law in this regard. [...] The clause of the plan that concerns governance during the transition phase is in line with Article 50 of the Brazilian Reorganization and Bankruptcy Law, and does not violate the Brazilian Corporations Law, insofar as it seeks to confer institutional stability on the corporate bodies and administrators of entities under reorganization for purposes of compliance with the judicial reorganization plan approved with the creditors’ sovereign statement. Therefore, the convening of an Extraordinary General Shareholders Meeting is absolutely unnecessary to give effect to the sovereign decision of the creditors. On the contrary, in this case, the convening of a shareholders’ meeting would reinstall the instability strongly rejected by the Judiciary throughout this judicial recovery process.”

The decision in its entirety is attached to this Material Fact and is also available for download on the Company’s website (www.oi.com.br/ri), on the Empresas.NET System of the CVM (www.cvm.gov.br), as well as the website of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). The Company will furnish an English translation of the decision as soon as possible to the US Securities and Exchange Commission under cover of Form 6-K.

Finally, Oi clarifies that, according to the approved Plan ratified by the Court, the Company will inform the shareholders, creditors and the market regarding the deadlines to be initiated upon the publication of the judicial decision that ratified the Plan.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, January 8, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer